www.linkedin.com/in/lucas-vining
(LinkedIn)

Top Skills

Business Valuation

Equity Research

Financial Analysis

Honors-Awards

Semifinalist at Falling Walls Lab
Boston

1st Place in the 2019 Pitch George
Competition

Semifinalist at TATA Varisty Pitch

Alpha Fund Research Grant

1st Place George Washington 2020
New Venture Competition | Ichosia

Lucas Vining

Business Consultant at Zenith Wealth Partners
Worcester, Massachusetts, United States

Summary

I founded my first company, Ichosia Biotechnology, when I was
18 years old. Leading the company as CEO, I appreciated both
executive and scientific experience as my team and I worked to
develop and commercialize a novel, genetically engineered, stem
cell-based blood product called Erythrosyn. Amongst other things,
I oversaw every aspect of the company from scientific research, to
fundraising, to hiring and operations, giving me both a large breadth
and depth of experiences. This has also given me the foundations of
entrepreneurship and turning concepts into operating, commercial
ventures.

In 2020, in the midst of the pandemic, I used these entrepreneurial
skills to found Sa'akom Farms, a 501(c)(3) nonprofit organization
dedicated to the alleviation of poverty in Cambodia through the
implementation of innovative vertical hydroponics. In just 9 months,
I brought the organization from a concept with no assets or contacts
on the ground to an operating farm in Cambodia, helping real
people. Furthermore, this has developed my ability to work with other
cultures and has further strengthened by entrepreneurial background
and my experiences working in Southeast Asian Venture Capital.

I have personally raised both non-dilutive funding through
a combination of grants, awards, and regional, national and
international prizes as well as dilutive, investor funding.

While my formal education at The George Washington University
is in cellular and molecular biology, I am passionate about the
commercial deployment of the technologies I've developed, forming
fantastic teams to support these endeavors and expanding beyond
just the science to have a positive, real world impact.

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Experience

Zenith Wealth Partners
Head of Business Advisory Services
August 2022 - Present (1 year 8 months)
Philadelphia, Pennsylvania, United States

I lead Zenith's Business Advisory Services division, working with primarily startup and small business clients anywhere at the intersection of finance an operations. These services vary broadly across Fractional CFO, Fundraising Consulting, Contracted Due Diligence & Private Portfolio Consulting, M&A Advisory, and Other Tactical and Strategic Advisory. My role also involves consulting on private placement deals such as through the management of our early stage venture capital fund, Phirst Market Ventures (PMV).

PMV is a Philadelphia-based venture capital firm investing in black and brown female founders at the earliest stages of a company's lifecycle. My role is broad across both pre- and post- investment stages, managing opportunity sourcing and top of funnel deal flow, the due diligence process from initial meeting to final investment including term sheet negotiation, and our founder support model for our portfolio companies.

Ichosia Biotechnology
3 years 4 months

Founder and Chief Executive Officer
May 2019 - August 2022 (3 years 4 months)
Washington D.C. Metro Area

Raised over $250k in non-dilutive funding through a series of business competitions, academic grants and government grants as well as other dilutive angel and VC investor funding. I've worked in operating every aspect of the company from legal and intellectual property to business development to research and development. This has also given me the opportunity to personally participate in multiple business competitions and presentations towards the goal of raising funds.

GW Summer Startup Accelerator Venture
May 2020 - July 2020 (3 months)
Worcester, Massachusetts, United States

Sa'akom Farms
Founder & Chairman
June 2020 - January 2022 (1 year 8 months)
Washington, District of Columbia, United States

- 501(c)(3) using vertical hydroponic farming to alleviate poverty in Cambodia
- Oversaw international construction and manufacturing projects and negotiated/coordinated multinational supply chain
- Generated philanthropic funding through donors, funding campaigns, awards, and grants

Golden Gate Ventures
Venture Capital Intern
October 2020 - April 2021 (7 months)
Singapore, Singapore

- Conducted competitive analyses on tech, fintech and SaaS startups
- Presented market research on venture capital and technology landscape of Southeast Asia

National Science Foundation (NSF)
Entrepreneurial Lead for National I-Corps Teams
July 2020 - August 2020 (2 months)

- Conducted over 100 customer discovery interviews using lean startup business development methodology
- Support with grant from the National Science Foundation and 7 weeks of training/programming

IDEA: Northeastern University's Venture Accelerator
5 months

Set Stage Venture Participant | Ichosia Biotechnology
August 2019 - December 2019 (5 months)
Boston, Massachusetts

Ready Stage Venture Participant | Ichosia Biotechnology
August 2019 - August 2019 (1 month)
Boston, Massachusetts

Participating as a Ready Stage venture, I focused on customer discovery, product validation and market research. This includes conducting numerous interviews with industry experts and pitching to IDEA coaches and judges for venture advancement.

University of Massachusetts Medical School
Research Assistant Intern
June 2017 - March 2018 (10 months)
Worcester, Massachusetts

I assisted Dr. Lawrence Rhein, MD MPH, Director of Neonatal Intensive Care Unit (NICU) by conducting a medical chart abstraction and data analysis to identify correlates of neonatal growth failure and to identify high risk individuals. I then presented the findings to NICU staff and worked with the nutritional committee to develop revised feeding protocol.

YMCA of the USA (National Resource Office)
Aid for Special Needs Children
June 2016 - August 2016 (3 months)
Worcester, Massachusetts

I worked with children ages 5-13 with a large range of mental and physical disabilities to get through their daily lives at YMCA summer camp

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Education

The George Washington University
Bachelor's degree, Biology

Worcester Academy
High School Diploma